KIKPATRICK & LOCKHART LLP
75 State Street
Boston, Massachusetts 02109

April 27, 2004

BY U.S. MAIL

Douglas J. Scheidt, Esq.
Chief Counsel
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Man-Glenwood Lexington TEI, LLC and Man-Glenwood Lexington TEI, LDC

Dear Mr. Scheidt:

We are submitting this letter on behalf of Man-Glenwood Lexington TEI, LLC, a closed-end investment company (the "**Top-Tier Fund**") registered under the Investment Company Act of 1940 (the "**1940 Act**"), which will make a registered public offering under the Securities Act of 1933 (the "**Securities Act**"), and Man-Glenwood Lexington TEI, LDC, an offshore investment company (the "**Offshore Fund**"). As discussed more fully below, we are seeking your agreement not to recommend that the Securities and Exchange Commission (the "**Commission**") take enforcement action under Section 7(d) of the 1940 Act against the Top-Tier Fund or the Offshore Fund, if the Offshore Fund offers and sells its securities to the Top-Tier Fund without registration of the Offshore Fund under the 1940 Act. The structure involves a three-tier, master-feeder arrangement under which the Top-Tier Fund will acquire securities of the Offshore Fund that, in turn, will acquire securities of Man-Glenwood Lexington Associates Portfolio, LLC (the "**Master Fund**"), a closed-end investment company that is registered under the 1940 Act (the "**Proposed Arrangement**"). In addition, we request guidance concerning the application of Section 12(d)(1)(E) of the 1940 Act to the Proposed Arrangement.

The purpose of the Proposed Arrangement, as addressed below, is to enable retirement plans and certain other tax-exempt or tax-deferred entities (collectively, "**Retirement Plans**")[1] to invest, through the Offshore Fund as part of a master-feeder structure, in the Master Fund without incurring unrelated business taxable income ("**UBTI**"), a type of income that would be currently taxable to the otherwise tax-exempt or tax-deferred Retirement Plans. The Proposed

1 The Retirement Plans consist of, among others: employee benefit trusts established in connection with employee benefit plans subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("**ERISA**") and related provisions of the Internal Revenue Code (the "**Code**"); individual retirement accounts and annuities; and other tax-exempt entities such as charitable and similar organizations that are tax-exempt under Section 501 of the Code.

Arrangement poses no additional regulatory risks due to the interpositioning of the Offshore Fund, given the Offshore Fund's restrictions and that the Proposed Arrangement will contain funds registered under the 1940 Act at both the feeder and master levels (and that the registered feeder fund will register its securities under the Securities Act). Further, in light of the settled regulatory nature of master-feeder structures, and the staff's experience regulating such structures, we believe that the requested relief is appropriate given the lack of novel or additional regulatory risks posed by the Proposed Arrangement. Given the unique circumstances of this Proposed Arrangement, we believe that in addressing the requested relief the Staff would not inadvertently in effect liberalize or otherwise alter its traditional approach towards foreign collective investment schemes and investment entities.[2]

BACKGROUND

Man Group plc is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities. Man Group plc is listed on the London Stock Exchange and a constituent of the FTSE 100 index of leading UK stocks. Man Investments Inc. ("**Man**"), a registered broker-dealer, serves as principal underwriter to the Master Fund's existing registered feeder fund and will serve in that capacity for the Top-Tier Fund. Glenwood Capital Investments, L.L.C. ("**Glenwood**"), an investment adviser registered under the Investment Advisers Act of 1940, serves as investment adviser to the Master Fund. Man and Glenwood are part of Man Group plc.

The Offshore Fund will function as a pass-through intermediary between the Top-Tier Fund and the registered Master Fund. Despite the fact that the Offshore Fund is part of a non-traditional master-feeder structure, the Proposed Arrangement seeks to rely on prior Commission and staff guidance with respect to master-feeder structures for conducting its operations.[3] None of the regulatory issues usually associated with unregistered non-U.S. investment companies would be present in the proposed structure, and no novel issues are raised by the Proposed Arrangement.

Top-Tier Fund. The Top-Tier Fund will be a closed-end investment company that will be registered under the 1940 Act, and the offering of its securities will be registered under the

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2 For example, we do not believe that UCITS, or Undertakings for Collective Investment in Transferable Securities, which are investment vehicles established pursuant to a European Union ("**EU**") directive that are registered in an EU country, would be able to rely on any staff views expressed regarding this letter-request to offer publicly their interests in the United States.

3 *See, e.g.*, Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, "Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management" ("**Hub and Spoke Report**")); Signature Financial Group, Inc. (pub. avail. December 28, 1999).

Securities Act. The Top-Tier Fund is organized as a Delaware limited liability company, and has elected to be taxed as a partnership for U.S. tax purposes because it does not meet the requirements of Subchapter M of the Internal Revenue Code of 1986 ("**Code**"). Investment in the Top-Tier Fund will be restricted to investors that are tax-exempt or tax-deferred Retirement Plans.[4] A typical feeder fund in a master-feeder structure does not have an investment adviser, because all portfolio management decisions are made at the master fund level (and the master fund has an investment adviser).[5] No portfolio management decisions are made at the feeder fund level, because the feeder fund acts solely as a conduit between investors and the master fund. The Top-Tier Fund will adopt this approach, and the Top-Tier Fund, as well as the Offshore Fund, will not have an investment adviser. Glenwood, an investment adviser that is registered under the Investment Advisers Act of 1940, will provide the Top-Tier Fund with certain administrative services and serves as the investment adviser to the Master Fund. Glenwood, along with the Top-Tier Fund's transfer agent, escrow agent and custodian, will oversee the receipt and acceptance of investor monies, which are placed in an escrow account and moved to the Master Fund's custodial account for investment. Man will serve as the principal underwriter of the Top-Tier Fund's securities.

The Top-Tier Fund will follow an investment strategy of investing only in the securities of the Offshore Fund. The Top-Tier Fund's investment objectives will be the same as the Master Fund's investment objectives. The Top-Tier Fund will disclose fully in its prospectus information regarding the Offshore Fund. The Master Fund, and its officers and Managers,[6] will sign the Top-Tier Fund's registration statement registering the offering of the Top-Tier Fund's securities under the Securities Act.[7]

Offshore Fund. The Offshore Fund will be organized under the laws of the Cayman Islands as a limited duration company.[8] Only the Top-Tier Fund will control the Offshore Fund,

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4 No taxable investors will invest in the Top-Tier Fund. Glenwood, however, will make a seed money investment under Section 14 of the 1940 Act but will not otherwise be an investor.

5 As noted by the SEC staff in addressing master-feeder structures, a feeder fund needs no investment adviser. Hub and Spoke Report, Section II.A. Because a feeder fund "invests only in the securities issued by the [master] fund, it pays no investment advisory fees." Id. at Section II.B.1.

6 Each of the Top-Tier Fund and Master Fund, which are organized as LLCs, has a Board of Managers and such Managers are directly equivalent to the directors or trustees of funds having different forms of organization.

7 *See* 17 CFR 230.140; Hub and Spoke Report, Section III.A.

8 The Offshore Fund is organized under the laws of the Cayman Islands to improve the investment returns of the investors in the Top-Tier Fund. The Offshore Fund would be subject to corporate taxation in the United States if it were organized in the United States. As a limited duration company organized under the laws of the Cayman Islands, the Offshore Fund is subject to corporate taxation under the laws of the Cayman Islands, which currently impose no such tax on the Offshore Fund. The Offshore Fund has no depositor, but will employ Man, a registered broker-dealer, as placement agent for its securities.

(Continued . . .)

and the Board of Managers of the Top-Tier Fund will conduct the management and business of the Offshore Fund.[9] In particular, the Articles of Association of the Offshore Fund (the "**Articles**") designate the Top-Tier Fund as the managing member of the Offshore Fund.[10] The Articles also direct that the managing member shall conduct the management and business of the Offshore Fund. The Articles provide that the Top-Tier Fund may enforce in the United States any violations of the Articles as a matter of contract right. The Top-Tier Fund will be the only investor in the Offshore Fund.[11] The Offshore Fund is expected to have minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund.

The Offshore Fund will maintain its books and records, or duplicate copies of its books and records, at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the Rules thereunder. The Offshore Fund will designate its custodian as agent in the United States to accept service of process in any suit, action or proceeding before the Commission or any appropriate court. The Offshore Fund also consents to the jurisdiction of the

(. . . Continued)

An entity organized as an LDC in the Cayman Islands offers limited liability to its members. Generally, such a company may not carry on business in the Cayman Islands, except in the furtherance of its overseas activities. Under Cayman Islands law, an LDC must have a limited duration (30 years), and must have at least two members. A company organized as an LDC will be taken to have commenced voluntarily winding up dissolution at the end of the fixed period specified in the Memorandum of Association ("**Memorandum**"), or upon the occurrence of certain other events specified by the Memorandum or Articles or by law. The Articles of an LDC may provide that a unanimous resolution of all other members of the company is required in order to transfer any share or interest of a member, and that the management of the company is vested in the members per capita or proportionally to their ownership interests or in such other manner as may be specified by the Articles, in which case the members are considered to be the directors but have the power to delegate the management of the LDC to a board of directors. An LDC is not required to hold an annual meeting of members.

9 The Top-Tier Fund's Board of Managers will have responsibility for the management and business affairs of the Offshore Fund. Certain day-to-day administrative or ministerial activities, however, may be performed by a delegate of the Top-Tier Fund's Board of Managers. These administrative or ministerial activities include, among others, holding a power-of-attorney to sign documents on behalf of the Board acting for the Top-Tier Fund, complying with legal or administrative requirements, responding to any SEC or other regulatory inquiries, and engaging in the ordinary course of business with the Offshore Fund's custodians, vendors or other service providers such as legal counsel.

10 Under Cayman Islands law, the Offshore Fund is required to have a minimum of two members. The Offshore Fund will not have a board of directors and will have only two members, the Top-Tier Fund and Glenwood. The Top-Tier Fund will hold all of the outstanding ordinary shares of the Offshore Fund. Glenwood will hold one preferred share with no voting rights that shall entitle Glenwood solely to the right to receive $1.00 upon termination of the Offshore Fund.

11 Glenwood will, as discussed, also be a member of the Offshore Fund but will have only a nominal interest, will not invest or have any management or other role.

Commission and the U.S. courts.[12] The Offshore Fund will employ Man, which is a registered broker-dealer, as placement agent (distributor) for its securities, which will be sold only to the Top-Tier Fund.

The Offshore Fund will follow an investment strategy of investing only in securities of the Master Fund. The Offshore Fund's investment objectives will be the same as the Master Fund's investment objectives. The Offshore Fund will not have physical custody of any of its assets, and all of its assets will be maintained at all times in the United States. The assets of the Offshore Fund will be maintained at all times in accordance with the requirements of Section 17(f) of the 1940 Act. In particular, the securities of the Master Fund that are owned by the Offshore Fund will be held in book-entry form in the United States with a securities depository that is registered with and regulated by the Commission. The Offshore Fund's cash will be maintained at all times in the United States by a bank that qualifies as a fund custodian under

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12 The U.S. courts will have personal jurisdiction over the Offshore Fund for several reasons. First, the Offshore fund will submit to jurisdiction in the United States by filing an exhibit substantively similar to Form F-X under the 1933 Act that designates its custodian as agent in the United States to accept service of process in any suit, action, or proceeding before the Commission or an appropriate court.

Even in the absence of this consent to personal jurisdiction, we believe that U.S. courts would have personal jurisdiction over the Offshore Fund, in the case of an alleged violation of the federai securities laws, because the Offshore Fund likely will have sufficient contacts with the United States. Among other things, the Offshore Fund will be a mere conduit between two U.S. registered investment companies whose ultimate beneficial investors will be U.S. persons, it will maintain all of its assets with a custodian in the United States, and its distributor will be a registered broker-dealer in the United States. See International Shoe Co. v. Washington, 326 U.S. 310, 316 (1945) (jurisdiction is generally proper where a nonresident defendant purposefully established "minimum contacts" in the forum.) See also Burger King v. Rudzewicz, 471 U.S. 462, 471-478 (1985) (jurisdiction is proper when nonresident "purposefully directed" activities at forum, litigation results from these activities and exercising jurisdiction comports with "traditional notions of fair play and substantial justice.").

Also, consistent with Rule 7d-1, the Offshore Fund's Articles provide that any breach of the Articles will be enforceable as a contract right in the United States. As a result, pursuant to the Articles, personal jurisdiction will be generally proper in the United States, and as discussed below, courts in the United States will have subject matter jurisdiction over actions based on, among other things, violations of the securities laws.

In addition, the Offshore Fund's assets will consist of uncertificated securities issued by the Master Fund. Article 8 of the uniform commercial code, and in particular U.C.C. § 8-112, generally provides that the U.S. courts will have jurisdiction over uncertificated securities of a U.S. issuer. In the unlikely event of any dispute or claim against the Offshore Fund, the Offshore Fund's assets will be subject to the jurisdiction of the U.S. courts because substantially all of its assets will be uncertificated securities of a U.S. issuer at a U.S. institution.

The U.S. district courts will have subject matter jurisdiction in any action based on a violation of the federal securities laws. See Section 22 of the 1933 Act; Section 27 of the 1934 Act; Section 214 of the Advisers Act; and Section 44 of the 1940 Act.

Section 17(f) of the 1940 Act.[13] The Offshore Fund will have no other assets besides cash and securities of the Master Fund.

Master Fund. The Master Fund is a non-diversified closed-end investment company that is registered under the 1940 Act. The Master Fund is organized as a Delaware limited liability company, and has elected to be taxed as a partnership for U.S. tax purposes because it does not meet the requirements of Subchapter M of the Code. Glenwood serves as the investment adviser of the Master Fund.

The Master Fund's investment objectives are to: (1) preserve capital, regardless of what transpires in the United States or global markets; (2) generate attractive returns and thereby increase investors' wealth; and (3) produce returns which have a low correlation with major market indices. The Master Fund attempts to achieve its investment objectives by investing all, or substantially all, of its investable assets among hedge funds and other pooled investment vehicles, such as limited partnerships, with a range of investment strategies and that are managed by independent investment managers.

UBTI. The Proposed Arrangement is designed to address the tax consequences to Retirement Plans of investing directly in the Master Fund. While the Master Fund itself does not borrow for leverage purposes, the Master Fund has in its investment portfolio hedge funds that use leverage in connection with their investment programs. As a result (and because the Master Fund is taxed as a partnership), the hedge funds (and therefore the Master Fund) generate income that would be so-called "unrelated business taxable income," or "UBTI," and therefore taxable if received by otherwise tax-exempt or tax-deferred Retirement Plans.[14] In general, this disadvantages Retirement Plans by reducing any return to a Retirement Plan and discourages Retirement Plans from investing in the Master Fund. Many tax-exempt investors either will not or cannot invest in a vehicle that generates UBTI.[15]

A typical organizational device to permit Retirement Plans to invest in entities that otherwise would generate UBTI involves interposing an offshore corporation (or similar business entity) between the Retirement Plan and the entity generating the UBTI. The interposed corporation does not pass-through UBTI to its interest holders. For this reason, we propose to establish the Offshore Fund. Please assume for purposes of this letter that, if the Retirement

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13 The Offshore Fund is not expected to hold cash for any considerable period of time. If the Offshore Fund were to possess cash, it would promptly transfer such cash to the Master Fund. The Offshore Fund would hold cash only in an unusual circumstance, and only at the direction of the Top-Tier Fund Board once the Board has determined it to be in the best interests of the fund and its shareholders.

12 See Sections 511 and 512 of the Code, 26 U.S.C. §§ 511 and 512.

15 The Staff previously has acknowledged the "significant tax consequences" faced by tax-exempt entities if required to recognize UBTI, and also acknowledged the use of offshore corporations for such investors. *See* Shoreline Fund, L.P. (pub. avail. April 11, 1994).

Plans' investments in the Master Fund first flow through the Offshore Fund, the Retirement Plans will not be deemed to have received UBTI from the Master Fund.[16]

The interpositioning of the Offshore Fund between the Master Fund and the Top-Tier Fund will allow investors in the Top-Tier Fund to receive dividend income, which is income upon which tax-exempt entities are not required to pay income tax, rather than UBTI. The Top-Tier Fund will receive an opinion of counsel to the effect that the Proposed Arrangement to prevent the receipt of UBTI by the Retirement Plans is consistent with the Code and the regulations thereunder.

Proposed Arrangement. As a consequence, we are proposing a three-tier, master-feeder arrangement under which the Top-Tier Fund will invest only in securities of the Offshore Fund and, in turn, the Offshore Fund will invest only in securities of the Master Fund. The Offshore Fund will act as a conduit between the Top-Tier Fund and the Master Fund, permitting the Top-Tier Fund to invest as if it were directly investing in the Master Fund. The purpose of the Proposed Arrangement is to enable the Retirement Plans to effectively invest in the Master Fund without incurring UBTI.

We are, however, concerned that the Proposed Arrangement whereby the Top-Tier Fund invests all of its assets in the securities issued by the Offshore Fund could be deemed to result in the Offshore Fund indirectly offering its securities to the United States public through the Top-

16 The Code provides several taxing regimes that have the effect of taxing U.S. persons currently on some or all of their pro rata share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) "passive foreign investment companies" ("**PFICs**"), (ii) "foreign personal holding companies" ("**FPHCs**") and (iii) "controlled foreign corporations" ("**CFCs**"). Because all of the shares of the Offshore Fund will be held by the Top-Tier Fund, which is a U.S. partnership for income tax purposes, the Offshore Fund will be considered a CFC for U.S. income tax purposes.

Under current law applicable to U.S. tax-exempt entities, income attributed from a CFC, PFIC or FPHC to a tax-exempt entity is taxable to a tax-exempt entity only if the income attributed from the CFC, PFIC or FPHC is made taxable to the tax-exempt entity under the Code and regulations relating to particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code). The Offshore Fund does not expect to generate UBTI of this type.

The Top-Tier Fund will receive an opinion of Kirkpatrick & Lockhart, LLP, counsel to the Offshore Fund, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of the Top-Tier Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. The Top-Tier Fund has not sought a ruling from the Internal Revenue Service with respect to any of the tax issues affecting the fund, but may decide in the future to seek a ruling with respect to the question of whether or not any income allocable to a tax-exempt investor in The Top-Tier Fund would be UBTI.

Tier Fund without registration under the 1940 Act. We also request guidance concerning the application of Section 12(d)(1)(E) of the 1940 Act to the Proposed Arrangement.

REGULATORY BACKGROUND

The use of the Offshore Fund in the Proposed Arrangement, without the use of the registered Top-Tier Fund, could present several regulatory problems. The Offshore Fund, if it offered and sold interests directly to Retirement Plans in the United States, would be required to register as an investment company under the 1940 Act. In addition, the assets of the Offshore Fund, without the use of the registered Top-Tier Fund, would be considered "plan assets" for purposes of the Employee Retirement Income Security Act of 1974 ("**ERISA**"), giving rise to a number of significant regulatory issues.[17]

We do not believe that the Offshore Fund should be deemed to indirectly publicly offer its securities in the United States in violation of Section 7(d) in the Proposed Arrangement. We believe the facts as set forth in this letter, including the safeguards and representations described herein, should allow the Commission's staff to determine that there are no additional regulatory risks presented by this proposed structure and that no additional protections would be afforded the Top-Tier Fund's investors by requiring registration of the Offshore Fund.

LEGAL ANALYSIS

Section 7(d) of the 1940 Act. Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under U.S. law (a "**non-U.S. investment company**") from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell, or deliver after sale, in connection with a public offering, any security of which it is the issuer.[18] The Section similarly prohibits any underwriter for a non-

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17 *See* 29 C.F.R. § 2510.3-101 (U.S. Department of Labor regulation defining "plan assets" for purposes of fiduciary responsibility and prohibited transaction provisions of ERISA and prohibited transaction excise tax provisions of Section 4975 of the Code).

18 Section 7(d) states that:

No investment company, unless organized or otherwise created under the laws of the United States or of a State, and no depositor or trustee of or underwriter for such a company not so organized or created, shall make use of the mails or any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell, or deliver after sale, in connection with a public offering, any security of which such company is the issuer. Notwithstanding the provisions of this subSection and of Section 8(a) [15 USCS § 80a-8(a)], the Commission is authorized, upon application by an investment company organized or otherwise created under the laws of a foreign country, to issue a conditional or unconditional order permitting such company to register under this title and to make a public offering of its securities by use of the mails and means or instrumentalities of interstate commerce, if the Commission finds that, by reason of special circumstances or arrangements, it is both legally and practically feasible effectively to enforce the provisions of this title against such company and that the issuance of such order is otherwise consistent with the public interest and the protection of investors.

U.S. investment company from engaging in those activities. Section 7(d) generally authorizes the Commission, notwithstanding the prohibitions identified above, to issue an order permitting a non-U.S. investment company to register with the Commission and make a public offering of its securities if the Commission finds that it is both legally and practically feasible effectively to enforce the provisions of the 1940 Act against the company and the issuance of the order is otherwise consistent with the public interest and the protection of investors. Congress enacted Section 7(d) to enable the Commission to enforce the investor protections of the 1940 Act against non-U.S. investment companies operating in the United States.[19]

In addition, Rule 7d-1 under the 1940 Act provides Canadian investment companies with a means to apply to the Commission for registration in the U.S., and Canadian investment companies seeking to register in the U.S. must submit an application that meets the requirements set forth in Rule 7d-1.[20] Rule 7d-1 however, applies only to Canadian investment companies; other foreign investment companies must submit a formal request under Section 7(d) of the 1940 Act if they wish to register in the U.S. without the benefit of the Commission policy favoring such Canadian companies. Rule 7d-1 sets forth substantive safeguards that serve to ensure that investors in a Canadian investment company are afforded all the rights and protections afforded to investors in domestic registered investment companies.[21] We believe the Offshore Fund poses a unique set of circumstances and does not present facts warranting a consideration of the policy implications of registration of non-U.S. or Canadian investment companies generally.

We are concerned, however, that the Offshore Fund, which is organized under the laws of the Cayman Islands, could be deemed to violate Section 7(d) of the 1940 Act by offering its securities indirectly to the United States public through the Top-Tier Fund under the Proposed

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19 *See, e.g.,* Protecting Investors: A Half Century of Investment Company Regulation, 192-93 (Division of Investment Management, U.S. Securities and Exchange Commission, May 1992) ("**Protecting Investors**").

20 In 1954, the Commission adopted Rule 7d-1 under the 1940 Act to provide Canadian investment companies with a means to obtain an order permitting registration under the 1940 Act. Rule 7d-1 sets forth conditions that Canadian investment company applicants must comply with to satisfy the concerns underlying Section 7(d). See Adoption of Rule N-7d-1 Relating to Registration of Management Investment Companies Organized Under Canadian Law, Investment Company Act Release No. 1973 (April 27, 1954). The Commission has required non-Canadian foreign investment companies seeking registration orders under Section 7(d) of the 1940 Act to comply with the Rule's conditions. *See* Protecting Investors at 189, note 18 *supra.*

21 The conditions of Rule 7d-1 pertain to the type of entity that is engaged directly, on behalf of its shareholders, in an investment company business. Many of the conditions of Rule 7d-1 are not relevant to the Offshore Fund because it is merely a conduit between two registered investment companies. In this regard, the Offshore Fund will not act independently of the Top-Tier Fund, which manages its affairs (and which are limited by its organizational documents). Further the Offshore Fund will have no board of directors. Similarly, it would not be practicable for the Offshore Fund to obtain an order from the Commission permitting it to register because registration under the 1940 Act would require the Offshore Fund to comply with provisions that are not implicated by a mere conduit.

Arrangement. Similarly, under Section 2(a)(40) of the 1940 Act, the Top-Tier Fund may be deemed to be acting as an underwriter that is engaged in the distribution of the Offshore Fund's shares.[22] We believe that the Proposed Arrangement does not raise the concerns that Section 7(d) was designed to address.[23] The concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Top-Tier Fund and the Master Fund, which are registered with, and fully regulated by, the Commission. Further, it is legally and practically feasible to effectively enforce the 1940 Act against the Offshore Fund for purposes of Section 7(d) because it is merely a conduit between two registered investment companies.[24] As described below, the Offshore Fund, as a conduit, engages in very limited activities that could necessitate the enforcement of the 1940 Act against the Offshore Fund.[25]

The Top-Tier Fund will be registered, and the Offshore Fund will not have the ability to change its investment objectives without the Top-Tier Fund changing its investment objectives in an identical manner. The Offshore Fund therefore would not have the capability to act independently of the Top-Tier Fund.[26] Further, the Offshore Fund will not have a board of directors, and will have as its managing member the Top-Tier Fund.[27] This effectively constrains

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22 *See* Section 2(a)(40) of the 1940 Act (definition of underwriter), Section 2(a)(11) of the Securities Act (definition of underwriter), and Rule 140 under the Securities Act (definition of "distribution" in Section 2(a)(11) for certain transactions). *See also* Hub and Spoke Report, footnote 2 *supra* (discussing application of Rule 140 to the hub and spoke structure).

23 In fact, the staff has provided no-action relief from Section 7(d) in situations where a registered investment company establishes and invests in wholly-owned offshore funds in order to avoid certain taxes on its investments in the equities of foreign companies. Templeton Vietnam Opportunities Fund, Inc. SEC No-Action Letter (September 10, 1996); South Asia Portfolio, SEC No-Action Letter (March 12, 1997). *Cf.* The France Growth Fund, Inc., SEC No-Action Letter (July 15, 2003) (where the staff addressed Section 7(d) in the context of a registered investment company investing in the securities of a number of foreign investment companies.) The Proposed Arrangement presents less concern than in these situations where the staff previously has granted relief because the Offshore Fund acts simply as conduit between two registered investment companies, would not be making investments directly in foreign companies, and would not have any investment discretion.

24 *See also* note 12 *supra* (discussing jurisdiction over the Offshore Fund).

25 Specifically, the Offshore Fund will engage in investing in the securities of the Master Fund (which are book entry only) by forwarding cash from the Top-Tier Fund, and passing through to the Top-Tier Fund income that is received from the Master Fund. The Offshore Fund will forward immediately to the Top-Tier Fund any cash or other assets it receives from the Master Fund, unless otherwise directed by the Top-Tier Fund.

26 In this respect, Man Group plc entities also serve as the distributor of the Top-Tier Fund and the investment adviser of the Master Fund, making even less likely any action being taken that is not in the best interest of investors of the Top-Tier Fund.

27 While the LDC is required to have two members, Glenwood will hold a non-voting, nominal $1.00 preferred interest, which will be returned upon dissolution of the Offshore Fund, and will not have management rights.

independent action contrary to the interests of the unit holders of the Top-Tier Fund because the management of the Offshore Fund, which is organized as an LDC, is vested in the Top-Tier Fund acting through its board of managers. The purpose of the Proposed Arrangement is to create an entity through which the Top-Tier Fund will invest in the securities of the Master Fund without incurring UBTI, rather than to create a foreign investment vehicle to be marketed to U.S. investors, and the offering of the Top-Tier Fund would have all of the characteristics of an offering by a United States investment company and none that would normally be expected for a direct or indirect offering by a foreign investment company. In addition, the Top-Tier Fund and the Master Fund will remain fully subject to the provisions of the Securities Act and the 1940 Act.

The Offshore Fund is merely a conduit for the Top-Tier Fund and seeks to undertake no other investment activity apart from investing in the Master Fund. We believe that the Proposed Arrangement will result in the functional equivalent of a typical master-feeder relationship with the Offshore Fund not presenting any significant risks to investors. There will be no change in the rights and privileges of unit holders of the Top-Tier Fund due to the interposing of the Offshore Fund between unit holders of the Top-Tier Fund and interest holders in the Master Fund. Furthermore, the existence and operation of the Offshore Fund will be fully disclosed in the Top-Tier Fund's prospectus. As a result, we believe that Retirement Plan investors effectively will receive the full protections of the 1940 Act under the Proposed Arrangement.

The Offshore Fund, as a regulatory matter, will in effect be constrained by the 1940 Act because both the Master Fund and the Top-Tier Fund are registered investment companies. In addition, Glenwood and Man serve as investment adviser and distributor, respectively, in the master-feeder structure and the theoretical possibility that the Offshore Fund could take action that would be harmful or contrary to the status and purpose of the Top-Tier Fund is not realistic. In addition, the Top-Tier Fund would retain at all times the ability to discontinue using the Offshore Fund as a conduit.

Because the Master Fund is, and the Top-Tier Fund will be, an investment company registered under the 1940 Act, the Top-Tier Fund will be offered to Retirement Plans in compliance with the securities laws of the United States. Based on these protections, and the representations set forth above, there is no public interest in preventing the Proposed Arrangement merely because the Offshore Fund will be organized under the laws of the Cayman Islands and will be interposed between the Master Fund and the Top-Tier Fund. Compliance with the above will impose upon the Offshore Fund, and other affiliated persons, certain duties and obligations which will serve to provide additional assurances that the Offshore Fund will function in the best interest of investors in the Top-Tier Fund. The Top-Tier Fund will not in any way use the Offshore Fund to evade the provisions of the 1940 Act.[28]

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[28] The Master Fund will not in any way use the Offshore Fund to evade the provisions of the 1940 Act or Investment Advisers Act of 1940 (e.g., Section 205 governing the imposition of performance fees).

Because the Proposed Arrangement is not a traditional master-feeder structure, and to provide further assurances, the Offshore Fund will conform its operations to the extent possible with substantive provisions of Rule 7d-1,[29] as described below.

1. The Offshore Fund will agree that violations of its charter and/or by-laws (or the equivalent) may be enforced as a matter of contract right in the U.S. by the Top-Tier Fund (as one of the Offshore Fund's required two members);

2. The Offshore Fund will not have a board of directors (or equivalent) and its only members ("**Members**") will be the minimum required two persons, one of which will be the Top-Tier Fund and the other Glenwood, the Master Fund's investment adviser, which will not hold any management rights. The Members will confer all decision making authority regarding the operation of the Offshore Fund to the Top-Tier Fund as the managing member. This effectively makes the Offshore Fund, acting through its managing member, indistinguishable in respect of management from the Top-Tier Fund.[30] Subject to the Top-Tier Fund's fiduciary duties to the members of the Offshore Fund, in its capacity as managing member of the Offshore Fund, the Offshore Fund will not have the management ability to act independently from the interests of the Top-Tier Fund, and will have no employees. Therefore, the Offshore Fund's operations will necessarily function in the best interest of the Top-Tier Fund's investors, as overseen by the Top-Tier Fund's Board subject to the 1940 Act;

3. The Offshore Fund will not have physical custody of any assets. The Offshore Fund's assets, consisting of interests in the Master Fund, will be in book entry form in the U.S., at the securities depository used by the Master Fund, which is subject to Commission oversight;[31]

4. The Offshore Fund will maintain its books and records, or duplicate copies of its books and records, at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of Section 31 of the 1940 Act and the Rules thereunder;

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29 *See* Adoption of Rule N-7d-1 Relating to Registration of Management Investment Companies Organized Under Canadian Law, Inv. Co. Act. Rel. No. 1973 (April 27, 1954).

30 The boards of the Top-Tier Fund and the Master Fund are identical.

31 The Offshore Fund would not have any assets other than interests of the Master Fund and potentially cash, which would be forwarded to the Master Fund. The Master Fund does not issue physical certificates of interest, which instead are held in book-entry form with a United States depository. The Offshore Fund therefore will not have physical custody of assets, further decreasing any likelihood of abuse. The assets of the Offshore Fund also would, in the unlikely event of any dispute or claim over ownership, be subject to the jurisdiction of the U.S. courts because they are "held" in book-entry form by a U.S. regulated depository.

5. Contracts of the Offshore Fund, other than those which do not involve affiliated persons, will provide that such contracts, irrespective of the place of their execution or performance, will be performed in accordance with the requirements of the 1940 Act, the Securities Act of 1933, and the Securities Exchange Act of 1934, if the subject matter of such contracts is within the purview of such acts;

6. The Top-Tier Fund will disclose in its prospectus information regarding the Offshore Fund, and set forth a list of persons affiliated with it and its affiliated persons, if any; and

7. The Offshore Fund will agree to liquidation and distribution upon direction of the Commission, or the U.S. courts, upon a finding of noncompliance by the Offshore Fund or its officers and directors, if ay, with their agreements or with any of the requirements set forth above.

We believe that the Proposed Arrangement, which is a good faith attempt to harmonize the requirements of the 1940 Act with the requirements of the Code and ERISA, is consistent with prior Commission and Staff efforts to harmonize other parts of the 1940 Act with the Code and ERISA, as well as with other statutory schemes.[32]

Section 12(d)(1)(E) of the 1940 Act. Section 12(d)(1)(A) of the 1940 Act, in pertinent part, prohibits a registered investment company and any company controlled by it from acquiring

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32 For example, as previously mentioned, the Staff has acknowledged the tax reasons for organizing offshore funds for tax-exempt investors, including the avoidance of UBTI for those investors. (Shoreline Fund, L.P. (pub. avail. April 11, 1994). In *Shoreline*, the staff concluded that a domestic fund and an offshore fund that would invest in a substantially similar manner should not be integrated for purposes of Section 3(c)(1) – that is, they should not be treated as a single fund for purposes of determining whether the fund has 100 or more beneficial owners of its securities. The Staff based its conclusion in *Shoreline* on the fact that the funds were designed for distinct groups of investors and differed in structure and operation for legitimate business reasons. The Staff noted that, among other things, the offshore fund was intended to permit tax-exempt investors to invest without incurring UBTI. (*See also* Welsh, Carson, Anderson & Stowe (pub. avail. June 18, 1993) (no integration of separate funds would be required, based in part on the fact that one fund would not use leverage so as to avoid creating UBTI for tax-exempt investors). The Staff also has noted that master-feeder arrangements may use offshore feeder funds to comply with tax and regulatory requirements related to selling funds to overseas investors while managing assets in the United States. Letter from Richard Breeden to the Hon. John Dingell, at I. (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act)). Various statutory provisions of and Rules under the 1940 Act also reflect the desire to harmonize the 1940 Act with other statutory schemes. For example, Section 19(b) and Rule 19b-1 limit the ability of a registered investment company relying on Subchapter M of the Code to distribute capital gain dividends. Similarly, Rule 23c-3(b)(3)(1)(A) expressly permits an interval fund to suspend or postpone a repurchase offer if the repurchase would cause the fund to lose its status under Subchapter M. Rules 6c-3, 6c-6, 6e-2, 6e-3(T) and various other statutory provisions and Rules seek to harmonize the provisions of the 1940 Act, as they relate to variable annuity and variable life insurance products, with applicable state law insurance regulations. Rules 3c-2 and 3c-3, and certain other Rules and interpretations under the 1940 Act, seek to harmonize provisions of the 1940 Act with the provisions of the Small Business Investment Act of 1958.

the securities of another registered investment company in excess of certain limits. Section 12(d)(1)(C) of the 1940 Act prohibits any investment company and any company controlled by the acquiring company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company in excess of certain limits. Section 12(d)(1)(E) of the 1940 Act provides conditional relief from the limitations of Section 12(d)(1) to permit an investment company to own the shares of another investment company if, among other conditions, those shares are the only investment securities held by the investment company. Congress apparently recognized that the abuses that Section 12(d)(1) was intended to prevent are not present when an investment company complies with the requirements of Section 12(d)(1)(E).

The Top-Tier Fund and its controlled company, the Offshore Fund, intend to acquire securities of the Master Fund in excess of the limits in Sections 12(d)(1)(A) and 12(d)(1)(C) of the 1940 Act. We believe that it is not entirely certain that the Proposed Arrangement could comply with Section 12(d)(1)(E) of the 1940 Act because that Section on its face does not address acquisitions that involve a three-tier arrangement or acquisitions that are made by a registered investment company and a company that is a wholly-owned subsidiary of the registered investment company.[33]

Congress included Section 12(d)(1) in the Investment Company Act to prevent a registered investment company from controlling other investment companies and creating complicated pyramid structures.[34] Congress believed that a fund holding company's exercise of control over another investment company could result in a number of abuses, including: (1) the pyramiding of voting control in a manner that puts control in the hands of those having only a nominal stake in the controlled investment company, to the disadvantage of the controlled investment company's minority owners; (2) the undue influence over the adviser of the controlled company through the threat of large scale redemptions and loss of advisory fees to the adviser, resulting in the disruption of the orderly management of the company through the maintenance of large cash balances to meet potential redemptions; (3) the difficulty on the part of an unsophisticated shareholder in appraising the true value of his investment due to the complex holding company structure; and (4) the layering of sales charges, advisory fees, and administrative costs.

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33 *See* Section 2(a)(43) of the 1940 Act (definition of wholly-owned subsidiary). We believe, however, that the Proposed Arrangement could be considered to comply with Section 12(d)(1)(E) in that the Top-Tier Fund and Offshore Fund are in essence treated as one investment company in Section 12(d)(1)(A). That section refers to an investment company and a company controlled by such investment company. Therefore, the Top-Tier Fund's investment in the Master Fund, through the Top-Tier Fund's controlled company (the Offshore Fund) can be viewed as meeting the Section 12(d)(1)(E) reference to an acquiring investment company. We believe that Section 12(d)(1)(E) should be interpreted to include any arrangement that would fall within Section 12(d)(1)(A).

34 *See* Hearings before the House Subcomm. of the Comm. On Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess at 112 (1940).

We do not believe that the Proposed Arrangement implicates any of these concerns, and is not functionally different than a traditional master-feeder arrangement. As discussed in this letter, the Offshore Fund acts merely as a conduit and is the functional equivalent of a master-feeder relationship between the Top-Tier Fund and the Master Fund such that the Proposed Arrangement should be allowed as a matter of policy to rely on Section 12(d)(1)(E) of the 1940 Act. There is no possibility that the Offshore Fund could be employed as a device for pyramiding control in the hands of an individual or group of individuals with a nominal interest in all the constituent companies of the group. The Top-Tier Fund, as a feeder fund, does not have an investment adviser, and the Top-Tier Fund's administrator also serves as the Master Fund's investment adviser. Because the Offshore Fund exists solely as a conduit to enable the Fund to invest its assets in a more tax-efficient manner, there should be no concern that portfolio management will be unduly influenced by a threat of the loss of advisory fees to the Master Fund's investment adviser. Additionally, the Top-Tier Fund controls the Offshore Fund and will have no difficulty understanding the nature of its investment, and an investor in the Top-Tier Fund is not investing in an arrangement functionally different from a typical master-feeder arrangement, which is widely used. Nor will the Offshore Fund add any layers of cost, as its expenses of operations are de minimus and will be borne by Glenwood or an affiliate.

In seeking to rely on Section 12(d)(1)(E), the funds will operate under the Proposed Arrangement in accordance with the following conditions:

- Man is a broker or dealer registered as such with the Commission;[35]

- the securities issued by the Offshore Fund will be the only investment securities that are held by the Top-Tier Fund and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund; and

- the Offshore Fund's purchase of the Master Fund shares will be made pursuant to an arrangement among the Top-Tier Fund, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Top-Tier Fund, with regard to the voting of all proxies

[35] The Offshore Fund's securities are not publicly offered and will be privately placed with the Top-Tier Fund. We note that it is unclear whether a firm that privately places securities would be considered an "underwriter" or a "principal underwriter" as defined in sections 2(a)(29) and (40) of the 1940 Act. The staff has, in certain contexts under the 1940 Act, taken the position that a firm that privately places securities acts as an "underwriter." See, e.g., John Nuveen & Co. (pub. avail. Jan. 24, 1989)(placement agent was underwriter for purposes of Section 10(f)(3)). Regardless of such designation, Man, which is a registered broker-dealer and the principal underwriter for the Top-Tier Fund, will enter into an agreement with the Offshore Fund to place the Offshore Fund's securities with the Top-Tier Fund.

with respect to the Master Fund's securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions;

- the Top-Tier Fund's purchase of the Offshore Fund's securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Top-Tier Fund will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund's securities held by the Top-Tier Fund and to vote such proxies only in accordance with such instructions;[36] and

- the Offshore Fund shall refrain from substituting securities of the Master Fund unless the Commission shall have approved such substitution in the manner provided in Section 26 of the 1940 Act.

CONCLUSION

We respectfully request that the Staff advise us that, if the Proposed Arrangement were implemented, the Staff would not recommend that the Commission take enforcement action against the Offshore Fund for failing to register as an investment company in violation of Section 7(d) of the 1940 Act. In addition, we request guidance concerning the application of Section 12(d)(1)(E) of the 1940 Act to the Proposed Arrangement.

If you have any questions or require any additional information, please feel free to call Michael S. Caccese at (617) 261-3133, Robert H. Rosenblum at (202) 778-9464, or George J. Zornada at (617) 261-3231.

Sincerely,

/s/ MSC by GJZ

Michael S. Caccese

/s/ RHR by GJZ

Robert H. Rosenblum

/s/ George J. Zornada

George J. Zornada

Copies: Steven Zoric, Esq.
Man Investments, Inc.

36 As discussed above, there is no other holder of voting securities of the Offshore Fund. Glenwood will hold a nominal interest that does not entitle it to vote on any matters.

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Job : 54
Date: 5/5/2004
Time: 4:41:53 PM

April 30, 2004
Our Ref. No. 2003722948
Man-Glenwood Lexington
TEI, LLC and
Man-Glenwood Lexington
TEI, LDC
File No. 811-21458

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated April 27, 2004 requests our assurance that we would not recommend enforcement action to the Commission under section 7(d) of the Investment Company Act of 1940 (the "Act") against Man-Glenwood Lexington TEI, LLC (the "Top-Tier Fund"), a closed-end investment company that is registered under the Act and that proposes to make a registered public offering under the Securities Act of 1933 (the "Securities Act"), or Man-Glenwood Lexington TEI, LDC (the "Offshore Fund"), an offshore investment company, if the Offshore Fund offers and sells its securities to the Top-Tier Fund, as described in your letter, without registration of the Offshore Fund under the Act. In your letter, you describe a three-tier, master-feeder arrangement under which the Top-Tier Fund will acquire securities of the Offshore Fund that, in turn, will acquire securities of Man-Glenwood Lexington Associates Portfolio, LLC (the "Master Fund"), a closed-end investment company that is registered under the Act (the "Proposed Arrangement"). Your letter also requests guidance concerning the application of section 12(d)(1)(E) of the Act to the Proposed Arrangement.

FACTS

Top-Tier Fund. You state that the Top-Tier Fund will be a closed-end investment company that will be registered under the Act, and the offering of its securities will be registered under the Securities Act. You state that the Top-Tier Fund is organized as a Delaware limited liability company.[1] You state that investment in the Top-Tier Fund will be restricted to investors that are tax-exempt retirement plans and certain other tax-exempt entities ("Retirement Plans"). You state that Glenwood Capital Investments L.L.C. ("Glenwood"), an investment adviser that is registered under the Investment Advisers Act of 1940 ("Advisers Act"), will provide administrative services to the Top-Tier Fund. You state that Man Investments Inc. ("Man Investments"), a registered broker-dealer, serves as the principal underwriter of the Top-Tier Fund's securities.

You state that the Top-Tier Fund will follow an investment strategy of investing only in the securities of the Offshore Fund. You state that the Top-Tier Fund's investment objectives will be the same as the Master Fund's investment objectives. You represent that the Top-Tier Fund will disclose fully in its prospectus information regarding the Offshore Fund. You represent that the Master Fund, and its officers and

[1] You state that the Top-Tier Fund is taxed as a partnership under the Internal Revenue Code (the "Code").

directors,[2] will sign the Top-Tier Fund's registration statement registering the offering of the Top-Tier Fund's securities under the Securities Act.[3]

Offshore Fund. You state that the Offshore Fund will be organized under the laws of the Cayman Islands as a limited duration company.[4] You represent that Man Investments, a registered broker-dealer, will act as placement agent for its securities.

You also represent that only the Top-Tier Fund will control the Offshore Fund, and the board of directors of the Top-Tier Fund will conduct the management and business of the Offshore Fund. In particular, you state that the Articles of Association of the Offshore Fund (the "Articles") designate the Top-Tier Fund as the managing member.[5] The Articles also direct that the managing member shall conduct the management and business of the Offshore Fund. You state that the Articles provide that the Top-Tier Fund may enforce in the United States any violations of the Articles as a matter of contract right. You also represent that the Top-Tier Fund will be the only investor in the Offshore Fund.

You state that the Offshore Fund will follow an investment strategy of investing only in securities of the Master Fund. You state that the Offshore Fund's investment objectives will be the same as the Master Fund's investment objectives. You state that the Offshore Fund will not have physical custody of any of its assets, and all of its assets will be maintained at all times in the United States. In particular, you state the securities of the Master Fund that are owned by the Offshore Fund will be held in book-entry form in the United States with a securities depository that is registered with and regulated by the Commission. You state that the Offshore Fund's cash will be maintained at all times

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2 You state that the Top-Tier Fund and the Master Fund, which are organized as limited liability companies, have a board of managers and that such managers are directly equivalent to the directors or trustees of funds having different forms of organization.

3 *See* 17 CFR 230.140; Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management (June 2, 1993) ("Hub and Spoke Report").

4 You state that the Offshore Fund is organized under the laws of the Cayman Islands to improve the investment returns of the investors in the Top-Tier Fund. You state that the Offshore Fund would be subject to corporate taxation in the United States if it were organized in the United States. As a limited duration company organized under the laws of the Cayman Islands, the Offshore Fund is subject to corporate taxation under the laws of the Cayman Islands, which currently impose no such tax on the Offshore Fund.

5 You state that under Cayman Islands law, the Offshore Fund is required to have a minimum of two members. You state that the Offshore Fund will not have a board of directors and will have only two members, the Top-Tier Fund and Glenwood. You state that the Top-Tier Fund will be the only investor in the Offshore Fund because it will hold all of the outstanding ordinary securities of the Offshore Fund. Glenwood will hold one preferred share but the preferred share has no voting rights and entitles Glenwood solely to the right to receive $1.00 upon termination of the Offshore Fund.

in the United States by a bank that qualifies as a fund custodian under section 17(f) of the Act. You represent that the Offshore Fund will have no other assets besides cash and securities of the Master Fund.

You represent that the Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder. You represent that the Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court. Further, you represent that the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

Master Fund. You state that the Master Fund is a non-diversified closed-end investment company that is registered under the Act. You state that the Master Fund is organized as a Delaware limited liability company, and is taxed as a partnership for U.S. tax purposes. Glenwood serves as the investment adviser of the Master Fund. Man Investments is the Master's Fund's principal underwriter.

You state that the Master Fund's investment objectives are to: (1) preserve capital, regardless of what transpires in the United States or global markets; (2) generate attractive returns and thereby increase investors' wealth; and (3) produce returns which have a low correlation with major market indices. You state that the Master Fund attempts to achieve its investment objectives by investing all, or substantially all, of its investable assets in hedge funds and other pooled investment vehicles, such as limited partnerships, with a range of investment strategies and that are managed by independent investment managers.

Proposed Arrangement. You propose a three-tier, master-feeder arrangement under which the Top-Tier Fund will invest only in securities of the Offshore Fund and, in turn, the Offshore Fund will invest only in securities of the Master Fund. You describe the Offshore Fund as a conduit between the Top-Tier Fund and the Master Fund that will permit the Top-Tier Fund to invest as if it were directly investing in the Master Fund. You state that the purpose of the Proposed Arrangement is to enable the Retirement Plans to effectively invest in the Master Fund without incurring taxable income.[6]

[6] As you explain more fully in your letter, the Master Fund will generate "unrelated business taxable income" ("UBTI"), which is income on which otherwise tax-exempt entities, such as the Retirement Plans, would be required to pay income tax. You state that the interpositioning of the Offshore Fund between the Master Fund and the Top-Tier Fund will allow investors in the Top-Tier Fund to receive dividend income rather than UBTI.

You represent that the Proposed Arrangement to prevent the receipt of UBTI by the Retirement Plans is consistent with the Internal Revenue Code ("Code") and the regulations thereunder. You state that the Top-Tier Fund will receive an opinion of Kirkpatrick & Lockhart, LLP, counsel to the Offshore Fund, that under the provisions of the Code and the regulations, as in effect on the date of the opinion, as well as under the

You are concerned, however, that the three-tier, master-feeder arrangement whereby the Top-Tier Fund invests all of its assets in the securities issued by the Offshore Fund may result in the Offshore Fund indirectly offering its securities to the United States public through the Top-Tier Fund without registration of the Offshore Fund as an investment company under the Act. You also request guidance concerning the application of section 12(d)(1)(E) of the Act to the Proposed Arrangement.

ANALYSIS

Section 7(d) of the Act. Section 7(d) of the Act prohibits an investment company that is not organized or otherwise created under U.S. law (a "non-U.S. investment company") from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell, or deliver after sale, in connection with a public offering, any security of which it is the issuer. The section similarly prohibits any underwriter for a non-U.S. investment company from engaging in those activities. Section 7(d) generally authorizes the Commission, notwithstanding the prohibitions identified above, to issue an order permitting a non-U.S. investment company to register with the Commission and make a public offering of its securities if the Commission finds that it is both legally and practically feasible effectively to enforce the provisions of the Act against the company and the issuance of the order is otherwise consistent with the public interest and the protection of investors.[7] Congress enacted section 7(d) to enable the Commission to enforce the investor protections of the Act against non-U.S. investment companies operating in the United States.[8]

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relevant authority interpreting the Code and the regulations, and based upon certain representations of the board of directors of the Top-Tier Fund, income of the Top-Tier Fund allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. You state that the Top-Tier Fund will not seek a ruling from the Internal Revenue Service with respect to any of the tax issues affecting the Top-Tier Fund, but may decide in the future to seek a ruling with respect to the issue of whether or not any income allocable to a tax-exempt investor in the Top-Tier Fund would be UBTI.

[7] In 1954, the Commission adopted rule 7d-1 under the Act to provide Canadian investment companies with a means to obtain an order permitting registration under the Act. Rule 7d-1 sets forth conditions with which Canadian investment company applicants must comply to satisfy the concerns underlying section 7(d). *See Adoption of Rule N-7d-1 Relating to Registration of Management Investment Companies Organized Under Canadian Law*, Investment Company Act Release No. 1973 (April 27, 1954). The Commission has required non-Canadian, non-U.S. investment companies seeking registration orders under section 7(d) of the Act to comply with the conditions of rule 7d-1. *See Protecting Investors: A Half Century of Investment Company Regulation*, 192-93 (Division of Investment Management, U.S. Securities and Exchange Commission, May 1992) ("Protecting Investors"). You contend that section 7(d) and rule 7d-1 are not relevant to the Offshore Fund because it is merely a conduit between two registered investment companies.

[8] *See, e.g.,* Protecting Investors at 189, note 7 *supra.*

You believe that the Offshore Fund, which was organized under the laws of the Cayman Islands, and which is not registered as an investment company under the Act, may violate section 7(d) of the Act by offering its securities indirectly to the United States public through the Top-Tier Fund. You also believe that the Top-Tier Fund may be deemed to be acting as an underwriter that is engaged in the distribution of the Offshore Fund's securities.[9] You contend, however, that the Proposed Arrangement does not raise the concerns that section 7(d) was designed to address. In addition, you assert that the staff has provided no-action assurances under section 7(d) in similar contexts involving a non-U.S. investment company acting as a conduit.[10]

You contend further that the concerns underlying section 7(d) may be addressed through application and enforcement of the Act against the Top-Tier Fund and the Master Fund which are registered with, and regulated by, the Commission. In addition, you contend that it is legally and practically feasible to effectively enforce the Act against the Offshore Fund for purposes of section 7(d) because it is merely a conduit between two registered investment companies. You explain that, as a mere conduit between two registered investment companies, the Offshore Fund engages in very limited activities that could necessitate the application of the provisions of the Act to the Offshore Fund. You consequently contend that it would be unlikely that the Commission would be required to enforce the Act against the Offshore Fund.[11] You also assert that in the unlikely event that such enforcement would be necessary, the Commission could take action against the Offshore Fund, including in U.S. courts.[12]

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[9] *See* section 2(a)(40) of the Act (definition of underwriter), section 2(a)(11) of the Securities Act of 1933 (the "Securities Act") (definition of underwriter), and rule 140 under the Securities Act (definition of "distribution" in section 2(a)(11) for certain transactions). *See also* Hub and Spoke Report, note 3 *supra* (discussing application of rule 140 to the hub and spoke structure).

[10] *See, e.g.,* South Asia Portfolio (pub. avail. Mar. 12, 1997); The Spain Fund, Incorporated (Mar. 28, 1988) ("Conduit Letters").

[11] Specifically, you represent that the Offshore Fund will engage in holding the securities of the Master Fund, and passing through to the Top-Tier Fund income that is received from the Master Fund. *See also* Conduit Letters, note 10 *supra.*

[12] You assert that jurisdiction over the Offshore Fund by U.S. courts would be proper based upon (a) the presence of the Offshore Fund's assets in the United States with a U.S. custodian and (b) the Offshore Fund's activities and contacts in the United States, including that (i) a U.S. entity, the Top-Tier Fund, will hold all of the outstanding ordinary securities of the Offshore Fund, (ii) the Top-Tier Fund will manage and conduct the business of the Offshore Fund and (iii) the Offshore Fund's investment securities will consist solely of securities of the Master Fund, a U.S. issuer, that are held by a U.S. custodian. *See* International Shoe Co. v. Washington, 326 U.S. 310, 316 (1945) (jurisdiction is generally proper where nonresident defendant purposefully established minimum contacts); Burger King v. Rudzewicz, 471 U.S. 462, 471-78 (1985) (jurisdiction is proper when nonresident purposefully directed activities at forum, litigation results from these activities and exercising jurisdiction comports with

Based on the facts and representations in your letter, we would not recommend enforcement action to the Commission under section 7(d) of the Act against the Top-Tier Fund or the Offshore Fund, if the Offshore Fund offers and sells its securities to the Top-Tier Fund under the Proposed Arrangement and as described in your letter. Our position is based upon all of the facts and representations set forth in your letter, including your representations that:[13]

- The Top-Tier Fund and the Master Fund are registered investment companies under the Act. The investment adviser of the Master Fund is registered as an investment adviser with the Commission.

- The Top-Tier Fund, and no other person, will control the Offshore Fund; and the board of directors of the Top-Tier Fund will conduct the management and business of the Offshore Fund and will not delegate those responsibilities to any other person, other than certain limited administrative or ministerial activities.

- The Top-Tier Fund will not in any way use the Offshore Fund to evade the provisions of the Act.[14]

- The Proposed Arrangement results in the functional equivalent of a typical master-feeder relationship between the Top-Tier Fund and the Master Fund. The Proposed Arrangement will comply with section 12(d)(1)(E) of the Act as described below.

- The Top-Tier Fund's assets will consist only of cash and securities issued by the Offshore Fund; the Offshore Fund's assets will consist only of cash and securities issued by the Master Fund.

- The assets of the Offshore Fund will be maintained at all times in the United States and they will be maintained at all times in accordance with the requirements of section 17(f) of the Act.

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traditional notions of fair play and substantial justice.). *See also* section 44 of the Act (jurisdiction over violations of the Act and any rules thereunder); section 22 of the Securities Act (jurisdiction over violations of the Securities Act and any rules thereunder); U.C.C. §8-112 (U.S. courts generally have jurisdiction over uncertificated securities of a U.S. issuer).

13 We also rely upon your representation that the Proposed Arrangement to prevent the receipt of UBTI by the Retirement Plans is consistent with the Code and the regulations thereunder. *See* note 6 *supra* (discussing UBTI and Top-Tier Fund's opinion of counsel).

14 You also represent that the Master Fund will not in any way use the Offshore Fund to evade the provisions of the Act or the Advisers Act (e.g., section 205 governing the imposition of performance fees).

- The Offshore Fund will maintain duplicate copies of its books and records at an office located within the United States, and the Commission and its staff will have access to the books and records consistent with the requirements of section 31 of the Act and the rules thereunder.

- The Offshore Fund will designate its custodian as agent in the United States for service of process in any suit, action or proceeding before the Commission or any appropriate court, and the Offshore Fund will consent to the jurisdiction of the U.S. courts and the Commission over it.

You should note that any different facts and representations might require a different conclusion. Furthermore, this portion of our letter expresses our position on enforcement action only, and does not express any legal conclusions on the issues presented.

Section 12(d)(1)(E) of the Act. Section 12(d)(1)(A) of the 1940 Act, in pertinent part, prohibits any registered investment company and any company controlled by it from acquiring the securities of any other investment company, and any investment company from acquiring securities of any registered investment company in excess of certain limits. Section 12(d)(1)(C) of the Act prohibits any investment company and any company controlled by the acquiring company from purchasing or otherwise acquiring any security issued by a registered closed-end investment company in excess of certain limits.[15] Section 12(d)(1)(E) of the Act provides conditional relief from the limitations of section 12(d)(1) to permit an investment company to own the securities of another investment company if, among other conditions, those securities are the only investment securities held by the investment company. Congress presumably recognized that the abuses that section 12(d)(1) was intended to prevent are not present when an investment company complies with the requirements of section 12(d)(1)(E).

The Top-Tier Fund intends to acquire securities of the Offshore Fund in excess of the limits of section 12(d)(1)(A). The Offshore Fund intends to acquire securities of the Master Fund in excess of the limits in sections 12(d)(1)(A) and 12(d)(1)(C) of the Act. In addition, the Top-Tier Fund and its controlled company, the Offshore Fund, intend to acquire securities of the Master Fund in excess of the limits in sections 12(d)(1)(A) and 12(d)(1)(C) of the Act. You request guidance on how the Proposed Arrangement should comply with section 12(d)(1)(E) of the Act because that section on its face does not address acquisitions that involve a three-tier arrangement or acquisitions made by a

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15 Section 12(d)(1) was intended to prevent one investment company from obtaining control of other investment companies and creating complicated pyramidal structures. *See* Hearings before the House Subcomm. of the Comm. On Interstate and Foreign Commerce on H.R. 10065, 76th Cong., 3d Sess. at 112 (1940). You contend that the Proposed Arrangement does not raise the policy concerns underlying section 12(d)(1) of the Act. We agree. *See* Conduit Letters, note 10 *supra.*

registered investment company and a company that is a "wholly-owned subsidiary" of the registered investment company.[16] We believe that the Proposed Arrangement would comply with section 12(d)(1)(E) if it operates in the following manner:

- Man Investments is a broker or dealer registered as such with the Commission;

- the securities issued by the Offshore Fund will be the only investment securities that are held by the Top-Tier Fund and, in turn, the securities issued by the Master Fund will be the only investment securities held by the Offshore Fund;

- the Offshore Fund's purchase of the Master Fund's securities will be made pursuant to an arrangement among the Top-Tier Fund, the Offshore Fund and the Master Fund, or its principal underwriter, whereby the Offshore Fund is required to seek instructions from the shareholders of the Top-Tier Fund, with regard to the voting of all proxies with respect to the Master Fund's securities that are held by the Offshore Fund and to vote such proxies only in accordance with such instructions;

- the Top-Tier Fund's purchase of the Offshore Fund's securities will be made pursuant to an arrangement with the Offshore Fund, whereby the Top-Tier Fund will be required to seek instructions from its shareholders, with regard to the voting of all proxies with respect to the Offshore Fund's securities held by the Top-Tier Fund and to vote such proxies only in accordance with such instructions;[17] and

- the Offshore Fund shall refrain from substituting securities of the Master Fund unless the Commission shall have approved such substitution in the manner provided in section 26 of the Act.

We believe that, under the circumstances presented in your letter, the Offshore Fund is a mere conduit in a three-tier, master-feeder arrangement that is intended to operate like a two-tier, master-feeder arrangement between two registered investment companies, the Top-Tier Fund and the Master Fund. We believe that compliance with section 12(d)(1)(E) in the manner described above will ensure that the Proposed Arrangement does not raise the concerns underlying section 12(d)(1), including any concern raised by

16 *See* section 2(a)(43) of the Act (definition of "wholly-owned subsidiary").

17 You represent that there is no other holder of voting securities of the Offshore Fund.

the Top-Tier Fund's indirect investment in the Master Fund through the Offshore Fund (*e.g.*, the Offshore Fund will vote the Master Fund's proxies in accordance with instructions from the shareholders of the Top-Tier Fund). You should note that any different facts and representations might require a different conclusion.[18]

Susan M. Olson
Senior Counsel

[18] This letter confirms the positions under sections 7(d) and 12(d)(1) of the Act that the staff provided orally on March 17, 2004 to Robert Rosenblum of Kirkpatrick & Lockhart LLP.